Exhibit 4.11

THIS NOTE IS A SECURITY WHICH HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  IT MAY NOT BE SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE NOTE UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

THIS NOTE IS DATED EFFECTIVE AS OF JUNE 14, 2011

RICHFIELD OIL & GAS COMPANY
$50,000.00	Convertible Promissory Note

RICHFIELD OIL & GAS COMPANY, a Nevada corporation (the “Company”), for value received, hereby promises to pay to MACKOV INVESTMENTS LIMITED and PETER LAZAREVSKI (together, "Holder" or "Investor") or order, the principal amount of Fifty Thousand Dollars ($50,000), with Fifteen Thousand Dollars ($15,000) in interest.  The principal balance of this Note shall mature and become due and payable, together with the interest, on August 15, 2011 (the “Due Date”). If not paid in full on or before the Due Date, plus fifteen days for notice and cure, all principal and interest under this Note equal to $65,000 shall bear interest thereafter at the rate of three percent (3.0%) per month until paid in full.

This Note may be prepaid by the Company, in whole or in part, before the Due Date without penalty.  In the event Maker fails to pay any sum due hereunder on the date when such payment is due and payable as provided herein within fifteen (15) days after receiving written notice of such default, the Company agrees to compensate Holder for his reasonable costs incurred as a result of such default, including attorney’s fees, court costs and other charges.

1.           Security.  Payment of this Note shall be secured by the pledge and a lien granted hereby to Holder by Maker the funds held in suspense by the purchaser of production on the Boxberger lease equal to approximately $80,000.  Should this Note not be paid in a timely manner, Maker shall be entitled to an offset and payment of all principal and accrued interest under this Note directly from such funds.

2.           Miscellaneous.

2.1  Notices.  Any notice required or permitted under this Note shall be given in writing and shall be deemed effective upon personal delivery to the party to be notified or upon deposit with a recognized overnight courier service and addressed to the party at the address set forth below for such party, or at such other address as either party may designate by not less than ten (10) days advance written notice to the other party.

2.2  Binding Effect.  This Note shall bind and inure to the benefit of the parties, their legal representatives, successors and permitted assigns.

2.3  Amendments and Waivers.  Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of both the Company and the Holder hereof.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon Holder of this Note and the Company.

IN WITNESS WHEREOF, the Parties have set their hands, as of the date first above written.

HOLDER:	MAKER:
MacKov Investments Limited	RICHFIELD OIL & GAS COMPANY

/s/ Glenn MacNeil	By:	J. David Gowdy
Glenn MacNeil		J. David Gowdy, President & CEO

/s/ Peter Lazarevski
Peter Lazarevski